Exhibit 99.1

                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:
Consolidated Balance Sheets                 - September 30, 2005 and December 31, 2004
Consolidated Statements of Operations       - Nine Months Ended September 30, 2005
Consolidated Statements of Cash Flows       - Nine Months Ended September 30, 2005
Notes to Consolidated Financial Statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)


Consolidated Balance Sheets
September 30, 2005 and December 31, 2004
(Expressed in U.S. Dollars)                               September 30    December 31
(Unaudited)                                                   2005           2004
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ASSETS
Current assets
  Cash and cash equivalents                              $       7,814   $     32,695
  Accounts receivable                                                             106
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Total current assets                                             7,814         32,801


Mineral properties                                                   -              -
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  Total assets                                           $       7,814   $     32,801
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LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities                        16,885         80,077
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Total Liabilities                                        $      16,885   $     80,077
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STOCKHOLDERS' EQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.01each
Issued
18,081,473 (December 2004 - 17,548,073) common shares          180,815        175,481
Additional paid-in capital                                   1,539,049      1,464,373
Accumulated deficit during the exploration stage            (1,728,935)    (1,687,130)
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Stockholders' equity (deficiency)                               (9,071)       (47,276)
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Total liabilities and stockholders' equity (deficiency)  $       7,814   $     32,801
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The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statement of Operations           Cumulative     Three months     Three months      Nine months      Nine months
(Expressed in U.S. Dollars)                 June 17, 1997            ended            ended            ended            ended
(Unaudited)                                (inception) to     September 30     September 30     September 30     September 30
                                             September 30  ------------------------------------------------------------------
                                                     2005             2005             2004             2005             2004
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General and administrative expenses
Administrative and general                $      142,536   $          422   $        4,756   $       16,580   $       21,959
Professional fees - accounting and audit          76,671           10,755              480           10,942            7,270
Professional fees - legal                        127,875              543              239            1,158            1,739
Consulting fees                                  143,530            3,104                -            7,198                -
Stock based compensation                           9,500                -                -                -                -
-----------------------------------------------------------------------------------------------------------------------------
                                                 500,112           14,824            5,475           35,878           30,968

Project development expenses                     217,962              215           20,630              215           42,618
Exploration expenses                             916,041            5,712                -            5,712                -
Project finders' fees                             72,750                -                -                -           12,750
Lease maintenance fee                             22,070                -                -                -                -
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Net (loss) for the period                     (1,728,935)         (20,751)         (26,105)         (41,805)         (86,336)
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Earnings per share data
Loss per share, basic and diluted                                   (0.00)           (0.00)           (0.00)           (0.00)
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Weighted average common
  Shares outstanding - basic and diluted                       17,753,981       17,181,666       17,753,981       17,181,666
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The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

                                                                                     Nine months            Nine months
                                                               Cumulative                  ended                  ended
Consolidated Statement of Cash Flows                         June 17, 1997          September 30           September 30
(Expressed in U.S. Dollars)                                 (inception) to   ------------------------------------------
(Unaudited)                                             September 30, 2005                  2005                   2004
-----------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities
Net loss for the period                                $        (1,728,935)  $           (41,805)  $           (86,336)
Adjustments to reconcile net loss to net cash used
in operating activities:
    -  stock based compensation                                      9,500                     -                     -
    -  issuance of stock for services                              336,135                80,010                12,750

Changes in assets and liabilities
    -  prepaid expenses and deposits                                     -                   106                     -
    -  accounts payable and accrued liabilities                    116,885               (63,192)              (23,203)

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Net cash used in operating activities                           (1,266,415)              (24,881)              (96,789)
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Cash flows from (used in) financing activities
Proceeds from issuance of common stock                           1,274,229                     -               150,000
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Net increase (decrease) in cash and cash equivalents
equivalents                                                          7,814               (24,881)               53,211
Cash and cash equivalents, beginning of period                           -                32,695                   737
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Cash and cash equivalents, end of period               $             7,814   $             7,814   $            53,948
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The accompanying notes are an integral part of these financial statements


Notes  to  the  September  30,  2005  Consolidated  Financial  Statements
-------------------------------------------------------------------------

Common  Shares  Outstanding

As at September 30, 2005, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 18,081,473 common shares issued and outstanding at September 30, 2005.

Stock  Options  Outstanding

At  September 30, 2005 the Company had 1,000,000 (December 31, 2004 - 1,100,000)
options  outstanding  with  an  exercise  price  of  $0.05  per  common  share.

Application  of  Critical  Accounting  Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its December 31, 2004 consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties and Exploration Expenses described in its December 31, 2004 consolidated financial statements for the Company's policy on exploration costs and expenses. Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance  Sheet  Arrangements  and  Contractual  Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market  Risk  Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls  and  Procedures

The principal executive and principal financial officers of the Company have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date.

There were no significant changes in our controls or in other factors that could significantly affect these internal controls subsequent to the date of the most recent evaluation.